Exhibit 99.112

2011

CONSENT OF EXPERT

In connection with the Registration Statement on Form 40-F (the “Form 40-F”) of Timmins Gold Corp., I, Richard M. Gowans, President of Micon International Limited, hereby consent to the use of my name in connection with the references to the mineral reserve and resource estimates for the San Francisco Mine (the “Estimates”) and to the incorporation by reference of references to and summaries of the Estimates in the Form 40-F.

MICON INTERNATIONAL LIMITED

/s/ Richard M. Gowans
Name: Richard M. Gowans P.Eng.
Title: President, Micon International Limited

Date: October 26, 2011